

SECU[...] 02005370 [...]MMISSION

[...]ington, D.C. 20549

CM 2/28

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-17106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 25 2002

3/4/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cosse International Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 FIFTH AVENUE, SUITE 3024
(No. and Street)

SEATTLE	WASHINGTON	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES B. COSSE (206) 624-6651
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name — if individual, state last, first, middle name)

1001 FOURTH AVENUE, SUITE 2900	SEATTLE	WASHINGTON	98154
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/20

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, CHARLES B. COSSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COSSE INTERNATIONAL SECURITIES, as of DECEMBER 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

A/C 69002 CHARLES B. COSSE

A/C 69006 CHARLES B. COSSE AND SANDRA COSSE JTWROS

A/C 69008 CHARLES B. COSSE CUST. LAURA M. COSSE UGMA-WA



Signature

PRESIDENT

Title


ELBA M. OCHOA-NUGENT
COMM. EXP.
NOTARY
PUBLIC
STATE OF WASHINGTON



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6–8
SUPPLEMENTAL INFORMATION	
Computation of net capital under Rule 15c3-1	9
Computation for determination of reserve requirements under Rule 15c3-3	10
Information relating to possession or control requirements under Rule 15c3-3	11
Report on SIPC annual assessment required by Rule 17a-5	12
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL	13–14

COSSÈ INTERNATIONAL SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS
with
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Cossè International Securities, Inc.

We have audited the accompanying statement of financial condition of Cossè International Securities, Inc. as of December 31, 2001, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cossè International Securities, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
January 10, 2002

COSSÈ INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash, subject to immediate withdrawal	$ 688,473
Segregated cash	55,572
Receivable from customers	3,008
Receivable from brokers	85,737
Note receivable	6,478
Deposits with clearing organization and others	41,300
Property, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $109,146	32,253
	$ 912,821

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Payable to customers	$ 25,292
Payable to clearing organization	3,432
Accrued liabilities	13,935
	42,659
COMMITMENT (Note 7)	
STOCKHOLDER'S EQUITY	
Common stock, $100 par value, 500 shares authorized, 250 shares issued and outstanding	25,000
Retained earnings	845,162
	870,162
	$ 912,821

See accompanying notes.

COSSÈ INTERNATIONAL SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 1,221,340
Interest and dividends	48,016
Other income	1,809
	1,271,165
EXPENSES	
Employee compensation, benefits and payroll taxes	481,894
Occupancy, including furniture and equipment repairs	120,545
Other operating expenses	95,322
Office supplies and expense	119,775
Clearing fees and data processing	110,290
Business taxes and licenses	25,067
	952,893
NET INCOME	$ 318,272

See accompanying notes.

COSSÈ INTERNATIONAL SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE, December 31, 2000	250	$ 25,000	$ 915,890	$ 940,890
Net income	-	-	318,272	318,272
Dividends	-	-	(389,000)	(389,000)
BALANCE, December 31, 2001	250	$ 25,000	$ 845,162	$ 870,162

See accompanying notes.

COSSÈ INTERNATIONAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES	
Net income	$ 318,272
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	11,121
Changes in assets and liabilities	
Segregated cash	7,983
Receivable from customers and brokers	(72,615)
Deposits with clearing organizations and others	(6,149)
Payable to customers and clearing organization	(55,707)
Securities sold, not yet purchased	(10,741)
Accrued liabilities	558
	192,722
INVESTING ACTIVITIES	
Collections on note receivable, net of unamortized discount	282
FINANCING ACTIVITIES	
Proceeds from note payable to bank	1,400,000
Repayments to note payable to bank	(1,400,000)
Dividends paid	(389,000)
	(389,000)
DECREASE IN CASH	(195,996)
CASH BALANCE	
Beginning of year	884,469
End of year	$ 688,473
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest	$ 1,301

See accompanying notes.

Note 1 - Summary of Significant Accounting Policies and Operations

Operations - Cossè International Securities, Inc. (the Company) operates as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Securities Transactions - Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation - Depreciation is provided using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Federal Income Tax - The Company has elected S corporation status for tax purposes and its income is included in the personal tax return of its stockholder. The Company generally makes distributions to the stockholder to pay the liabilities arising from this election.

Cash - For presentation in the statement of cash flows, cash includes unrestricted balances subject to immediate withdrawal.

Note 2 - Segregated Cash

In accordance with regulations of the Securities and Exchange Commission, the Company maintains special reserve bank accounts for the exclusive benefit of customers. At December 31, 2001, $55,572 was held in segregated accounts.

Note 3 - Note Receivable

The Company has a non-interest bearing note receivable from a former employee whereby it receives annual payments totaling $1,200. The balance is shown net of $7,622 unamortized discount to reflect present value at an effective annual interest rate of 15%.

Note 4 - Line of Credit Agreement

The Company has a $2,000,000 line of credit with a bank, which is subject to renewal on July 1, 2002. Interest is payable at the bank's prime rate. The Company's stockholder guarantees the line. At December 31, 2001, the Company had no outstanding borrowings under this agreement.

Note 5 - Deposits with Clearing Organization and Others

The Company has agreements with National Securities Clearing Corporation and Depository Trust Company whereby these organizations clear all trades and perform certain other services for the Company. The agreements are cancelable with written notice by either party. As part of these arrangements, the Company is required to maintain deposits at the organizations and must maintain excess net capital of $500,000 (Note 8).

Note 6 - Employee Benefits

The Company has established a retirement plan, Cossè International Securities, Inc. Salary Deferred 401(k) Profit Sharing Plan and Trust (the Plan). All salaried employees are eligible to participate in the Plan. There are no age or length of service requirements. Employer contributions are discretionary. Allocation to participants is based on employee compensation. Employer contributions vest to the participant gradually with 100% vesting after six years. The Company made no contribution to the Plan in 2001.

Note 7 - Commitment

The Company leases its office space under an operating lease that expires April 30, 2003. Rental expense was approximately $104,400 for the year ended December 31, 2001.

Future minimum lease payments are as follows:

Year Ending December 31,	
2002	$ 92,916
2003	30,972
	$ 123,888

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $824,246, which was $574,246 above its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 2% at December 31, 2001.

Note 9 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

Note 10 - Concentrations of Credit Risk

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations to the Company.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash. From time to time, the Company has a cash balance in excess of the federally insured limit at a single financial institution. Management believes the Company is subject to minimal risk as it places its cash with high credit quality financial institutions.

SUPPLEMENTAL INFORMATION

COSSÈ INTERNATIONAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 870,162
Deductions	
Fixed assets, note receivable, and certain deposits	40,231
Net capital before haircuts on securities positions	829,931
Haircuts on securities owned	5,685
Net capital	$ 824,246

COMPUTATION OF AGGREGATE INDEBTEDNESS

Payable to clearing organization and customers	$ 28,724
Accrued liabilities	13,935
Less: special reserve requirement	(27,034)
Aggregate indebtedness	$ 15,625

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 250,000
Percentage of aggregate indebtedness to net capital	2%
Ratio of aggregate indebtedness to net capital	.02 to 1

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2001, computed by the Company in its Form X-17A-5, Part IIA, does not materially differ from the above computation, which is based on audited financial statements.

SCHEDULE II

COSSÈ INTERNATIONAL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

CREDIT BALANCES		
1.	Free credit balances and other credit balances in customers' security accounts	$ 25,292
4.	Customers' securities failed to receive	3,432
		28,724
DEBIT BALANCES		
12.	Debit balances in customers' cash and margin accounts excluding unsecured accounts, proprietary accounts and accounts doubtful of collection	2,978
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS		$ (25,746)
REQUIRED DEPOSIT (EXCESS TOTAL CREDITS OVER TOTAL DEBITS X 105% FOR MONTHLY COMPUTATION)		$ (27,034)
AMOUNT HELD ON DEPOSIT IN RESERVE BANK ACCOUNTS		$ 55,572

The computation for determination of reserve requirements pursuant to Rule 15c3-3 as of December 31, 2001, computed by the Company in its Form X-17A-5, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE III

COSSÈ INTERNATIONAL SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

The market value and number of items of:

1. Customers' fully paid securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time requirements specified under Rule 15c3-3.	None
Number of items	None
2. Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
Number of items	None

SCHEDULE IV

COSSÈ INTERNATIONAL SECURITIES, INC.
SIPC ANNUAL ASSESSMENT REQUIRED BY RULE 17a-5
DECEMBER 31, 2001

The Company is not required to issue a supplemental report under subparagraph (e)(4) of Rule 17a-5 of the Securities Exchange Act of 1934 for the year ended December 31, 2001. The Company's SIPC assessment is a minimum assessment as provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholder
Cossè International Securities, Inc.

In planning and performing our audit of the financial statements of Cossè International Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cossè International Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MOSS-ADAMS LLP

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
January 10, 2002